# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Endeavor Group Holdings, Inc., CIK 0001766363
CUSIP: 29260Y109
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9601 WILSHIRE BOULEVARD, 3RD FLOOR, BEVERLY HILLS, California (CA), 90210
Date of event which requires filing of this statement: 03/24/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001539497-25-001056
Filed by CIK 0000921669

## Reporting persons
- Icahn Enterprises L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carl C. Icahn: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Endeavor Group Holdings, Inc.
Address of issuer's principal executive offices: 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California 90210

## Item 2. Person Filing
Name of person filing:
The persons filing this statement are Icahn Enterprises L.P. ("Icahn Enterprises") and Carl C. Icahn (collectively, the "Reporting Persons").

Icahn Enterprises owned the Shares reported herein indirectly through its subsidiary entities Icahn Partners LP and Icahn Partners Master Fund LP.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160.
Citizenship: Icahn Enterprises is a Delaware master limited partnership. Carl C. Icahn is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Icahn Enterprises L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (03/26/2025)
- Carl C. Icahn: /s/ Carl C. Icahn, Carl C. Icahn (03/26/2025)